

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 30, 2009

Mr. Peter Voser
Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands

> **Re:** **Royal Dutch Shell plc**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Response Letter Submitted June 9, 2009**
> **File No. 1-32575**

Dear Mr. Voser:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2007

General

1. We note your response to comment 2 of our letter dated May 6, 2009. We understand that your payments to governments of the countries in which you develop projects may include royalties, taxes and other fees, in addition to the amounts that you invest in actual development of the projects. We understand also that you may make other cash payments or payments in kind to those governments or to entities controlled by those governments, including payments for oil cargoes purchased in your trading operations. Finally, we understand that your operations may generate additional cash flow for those governments or entities controlled by those governments. In our view, you should expand your disclosure in future filings to make clear (i) the various types of cash payments or payments in kind that you make to, and additional cash flow that

your operations generate for, the government of any country identified by the U.S. as a state sponsor of terrorism or any entity controlled by such a government, and (ii) the scope of such payments and additional cash flow, when the payments and additional cash flow, individually or in the aggregate, involve a significant dollar amount beyond amounts invested in the projects described in the filing.

Please provide us with a draft of the type of disclosure you intend to provide in response to this comment.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Douglas Brown at (202) 551-3265 or me at (202) 551-3489 with any questions.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief Accountant

cc: Joseph Babits, Esq.